EXHIBIT 99.1

Endeavour Silver Announces 2019 Annual General Meeting Results

VANCOUVER, British Columbia, May 09, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) announces that at the Company’s 2019 Annual General Meeting (“AGM”) held on May 7, 2019 in Vancouver, shareholders voted in favour of all items of business. A total of 75,258,696 votes were cast or represented by proxy at the AGM, representing 57.24% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

Director	Votes for	Votes withheld	Percent for	Percent withheld
Margaret M. Beck	28,614,286	535,194	98.16%	1.84%
Ricardo M. Campoy	28,515,457	634,023	97.82%	2.18%
Bradford J. Cooke	28,358,245	791,235	97.29%	2.71%
Geoffrey A. Handley	28,541,892	607,588	97.92%	2.08%
Rex J. McLennan	28,521,886	627,594	97.85%	2.15%
Kenneth Pickering	28,580,356	569,124	98.05%	1.95%
Mario D. Szotlender	27,721,824	1,427,656	95.10%	4.90%

All director nominees were re‑elected, other than Margaret M. Beck, who was nominated for election as a director of the Company for the first time.  Godfrey Walton, a director of the Company since July 2002, did not seek re‑election but will continue to serve as President and Chief Operating Officer of the Company.

By a vote by show of hands, shareholders voted 93.71% in favour of re‑appointing KPMG LLP as auditor of the Company and authorized the Board to fix the auditor's remuneration for the ensuing year.  In addition, shareholders also voted 94.18% in favour to amend the Performance Share Unit Plan, as amended by Amendment No. 2.

Bradford Cooke, CEO and Director of Endeavour, commented, “On behalf of the board of directors, I would like to extend a warm welcome to Margaret Beck as our newest director.  Margaret brings a wealth of business and finance experience and skills to the Endeavour board from her 33 years working in the mining sector.  Margaret recently retired from her position as BHP’s Vice President, Finance Minerals Australia.  I would also like to thank my long-time friend and associate, Godfrey Walton, for his 16 years of service as a founding director.  Godfrey will continue to lead our operations group as Endeavour’s President and COO as we transition from optimizing old mines to building new mines.”

Margaret Beck graduated from the University of Arizona in Tucson in 1985 with a B.Sc. degree in Business Administration and Accounting.  She joined BHP Minerals that same year and steadily moved up to more senior positions in the company, working in treasury operations, minerals marketing, financial analysis, mines management, accounting, reporting, forecasting and finance in the USA, Chile, Singapore and Australia.  Margaret spent the last 10 years at BHP in executive roles and speaks intermediate Spanish.

About Endeavour ‑ Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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